January 18, 2022 VIA EDGAR	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Global Crossing Airlines Group Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-261285

Dear Ms. Majmudar:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 11, 2022, to Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-261285) (the “Registration Statement”). Amendment No. 2 was filed with the Commission on January 4, 2022. For your convenience, the Staff’s comments have been set forth below in their entirety, with the Company’s response to a particular comment set out immediately beneath it in bold face type. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the Commission together with Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Amendment No. 2 to Registration Statement on Form S-1

Executive Compensation, page 71

1.      Please update the compensation disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2021. For guidance, please refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that updated disclosure on the Company’s Executive Compensation has been added on pages 71 through 73. In addition, the new employment agreements of Ryan Goepel, Mark Salvador and Juan Nunez have been added as Exhibits 10.36, 10.37 and 10.38, respectively.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

305.704.5940        800.215.2137        305.704.5955     Fax        cozen.com

Anuja A. Majmudar

United States Securities and Exchange Commission

January 18, 2022

Principal Stockholders, page 79

2.

We note that you have revised your Principal Stockholders table. Please revise to clarify the beneficial ownership of your common stock and Class B Non-Voting Common Stock by Edward Wegel. In that regard, we note that revised footnote 7 regarding his ownership of Class B Non-Voting Common Stock does not appear to be consistent with disclosure in the table that he only has beneficial ownership of common stock.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised footnote 7 in the Principal Stockholders table to state that Mr. Wegel owns 5,281,510 shares of common stock. In addition, footnote 6 in such table has been revised to clarify that Ascent Global Logistics owns 1,200,000 shares of Class B Non-Voting Common Stock.

3.

Please ensure that the disclosure in your Principal Stockholders table is consistent with disclosure in your Selling Stockholders table. For example, we note inconsistent disclosure in the two tables regarding beneficial ownership held by Ascent Global Logistics, Edward Wegel and Ryan Goepel.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Selling Stockholders table to be consistent with the disclosure in the Principal Stockholders table, including, but not limited to, the disclosure for Ascent Global Logistics, Edward Wegel and Ryan Goepel. These tables have also been updated to reflect a change in shareholdings of certain officers and directors.

Selling Stockholders, page 83

4.      We note your revisions to your Selling Stockholders table. However, we also note that you disclose in the table that shareholders are selling 10,538,177 shares of Class B Non-Voting Common Stock. Please reconcile such amount with the number of shares of Class B Non-Voting Common Stock included in your fee table, and elsewhere in your filing, including your prospectus cover page and the legality opinion. For example, we note that the fee table references 10,022,760 shares of Class B Non-Voting Common Stock.

Response: The Company acknowledges the Staff’s comment and respectfully advises the staff that it has revised the Selling Stockholders table on pages 85 and 87. 515,417 shares of common stock were mistakenly listed in the Selling Stockholders table as shares of Class B Non-Voting Common Stock offered for sale rather than ordinary common stock beneficially owned after the offering. The Company made this correction and the table now reflects that stockholders are selling 10,022,760 shares of Class B Non-Voting Common Stock, which matches the fee table and elsewhere in the filing, including the prospectus cover page and the legality opinion.

Exhibits

5.    We note your response to our prior comment 3. We also note that the Line Maintenance Agreement filed as Exhibit 10.36 suggests that the agreement expired on March 31, 2021. Please update

Anuja A. Majmudar

United States Securities and Exchange Commission

January 18, 2022

your disclosure with respect to such agreement. If such agreement has been amended, please also file such amendment as an exhibit.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Line Maintenance Agreement previously filed as Exhibit 10.36 is no longer effective and has been removed from the Exhibit List. Additionally, the disclosure regarding the Line Maintenance Agreement in the Prospectus has been removed.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	Laura Nicholson, Esq., U.S. Securities and Exchange Commission
John Cannarella, Esq., U.S. Securities and Exchange Commission
Ryan Goepel, Global Crossing Airlines Group Inc.
Edward J. Wegel, Global Crossing Airlines Group Inc.
Jahan Islami, Esq., Cozen O’Connor